October 25, 2024

Martin Grunst
Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
Boston Avenue at Second Street
Tulsa, OK 74192

       Re: BOK Financial Corporation
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           File No. 001-37811
Dear Martin Grunst:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Financial Condition - Securities, page 19

1. Please provide us with, and revise future filings disclosures to include, a detailed explanation of how you accounted for the Exchange Offer, separately addressing your accounting for the exchange and subsequent accounting for the Visa Class B-2 and
       Class C shares. Specifically, disclose your basis of accounting for both the Visa Class
       B-2 and Class C shares and identify where these shares are included in the balance sheet. In addition, please provide us with and revise future filings to include a brief description of the transfer restrictions and the conversion rate of the Class B-2 shares as of the most recent period end, noting if true that this conversion rate may be adjusted by Visa depending on developments related to the litigation matters.
2. We note your disclosure on pages 2, 6 and 11 that the second quarter of 2024 included a $53.8 million pre-tax gain on the conversion of Visa B shares under the recently announced Exchange Offer by Visa, Inc. Please tell us, and revise future filings to clarify, whether this gain relates to the exchange of the Visa Class B-1 shares to Visa
 October 25, 2024
Page 2

       Class C shares and how the gain was determined (e.g., as a result of recording the
       Visa Class C Visa shares at the associated fair value of the converted Class A shares).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance